Exhibit 99.1
News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FUNDTECH COMMENTS ON ACI WORLDWIDE PROPOSAL FOR S1 CORPORATION

JERSEY CITY, N.J. —July 26, 2011 - Fundtech Ltd., in response to recent inquiries, today confirmed that it is aware of a press release by ACI Worldwide, Inc. issued today in which ACI Worldwide has made an offer to S1 Corporation to acquire all of the outstanding shares of S1 for $9.50 per share in cash and stock and on the other terms and conditions provided in ACI Worldwide’s press release.  Fundtech has no further information at this time regarding this proposal to S1 from ACI Worldwide.

As previously announced, Fundtech and S1 Corporation executed a definitive merger agreement on June 26, 2011, pursuant to which Fundtech and S1 agreed that Fundtech would merge with a subsidiary of S1 and shareholders of Fundtech immediately prior to the effective time of the merger would receive shares of S1 common stock in the merger.  The merger agreement with S1 remains in effect.  The merger with S1 is subject to the satisfaction of closing conditions, including the receipt of shareholder approvals and regulatory approvals and Court approval in Israel.  There can be no assurances that the closing conditions will be satisfied.

Fundtech does not intend to make any additional comments regarding this matter unless and until it is obligated to do so under law or other applicable requirements.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. We are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements regarding the expected completion of any transaction, the satisfaction or waiver of any conditions to any transaction, any events related to the proposal received by S1, our expected revenues, our market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with any proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the transactions discussed in the press release, operational challenges in achieving strategic objectives and executing our plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

We refer you to the documents that S1 and Fundtech file from time to time with the SEC, including the section titled “Risk Factors” of S1’s most recent Annual Report filed on Form 10-K and Quarterly Reports on Form 10-Q and Fundtech’s most recent Annual Report filed on Form 20-F, as well as the proxy statement and information statement to be filed by S1 and Fundtech, respectively, which contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All subsequent written and oral forward-looking statements by or concerning S1 or Fundtech are expressly qualified in their entirety by the cautionary statements above. Except as may be required by law, Fundtech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

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